                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                Amendment No. 1*

                             SYPRIS SOLUTIONS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   871655 106
                                 (CUSIP Number)

                                 Jeffrey T. Gill
                             455 South Fourth Street
                           Louisville, Kentucky 40202
                                 (502) 585-5544
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 28, 1998
             (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     CUSIP NO. - 871655 10 6

(1)      Names of Reporting Persons. . . . . . Jeffrey T. Gill

         S.S. or I.R.S. Nos. of
         Above Persons (entities only) . . . .

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions). . . . . . . . . . (a)
                                               (b)

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      Source of Funds (See Instructions). .  00

(5)      Check if Disclosure
         of Legal Proceedings is
         Required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or Place
         of Organization. . . . . . . . . . . . U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (7)      Sole Voting Power. . . . . . . . 2,709,365
         (8)      Shared Voting Power. . . . . . . 3,298,641 <F1>
         (9)      Sole Dispositive Power . . . . . 2,709,365
         (10)     Shared Dispositive Power . . . . 3,298,641 <F1>

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person . . . .6,008,006 <F1>

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions). . . . . . .

(13)     Percent of Class Represented
         by Amount in Row (11)  . . . . . . . .  64%

(14)     Type of Reporting Person  . . . . . . .  IN


<F1> Includes  6,717  shares  of the  common  stock of the  Issuer  owned by the
Reporting Person's wife and 17,258 shares of the common stock of the Issuer issuable upon exercise of an option owned by the Reporting Person's wife. Also includes 3,274,666 shares of the common stock of the Issuer owned by GFP, Ltd., a Kentucky limited partnership, of which the Reporting Person is a limited partner holding a .26552% ownership interest, of which the Reporting Person's wife is a limited partner holding a .26552% ownership interest, and of which trusts for the benefit of the Reporting Person's children, of which the Reporting Person is trustee, are limited partners holding an aggregate of .79656% ownership interest. Further, Jeffscottco, Inc., a Kentucky corporation (the "General Partner"), is the general partner of GFP, Ltd., with a .95974% ownership interest in GFP, Ltd. The Reporting Person is the President and Treasurer of the General Partner, is one of two directors of the General Partner, and is a 50% shareholder of the General Partner. On the basis of the Reporting Person's positions with the General Partner, and pursuant to certain provisions of the limited partnership agreement of GFP, Ltd. (the "Partnership Agreement"), the Reporting Person may be deemed to beneficially own shares of common stock of the Issuer that are attributable to the General Partner. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims beneficial ownership of such shares.

         Item 1.           Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $.01 par value, of Sypris Solutions, Inc., a Delaware corporation (the "Issuer").

                  The Issuer's principal executive office is located at 455 South Fourth Street, Louisville, Kentucky 40202.


         Item 2.           Identity and Background.

                  (a)      The person filing this statement is Jeffrey T. Gill.

                  (b) The business address of Jeffrey T. Gill is: Sypris Solutions, Inc., 455 South Fourth Street, Louisville, Kentucky 40202.

                  (c) Jeffrey T. Gill's Principal Occupation: President and Chief Executive Officer of Issuer.

                  (d) During the last five years, Jeffrey T. Gill has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Jeffrey T. Gill has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Jeffrey T. Gill is a United States citizen.


         Item 3.           Sources and Amount of Funds or Other Consideration.

                  Pursuant to the Partnership Agreement, the General Partner acquired its general partner interest in GFP, Ltd. in exchange for its 10% interest in GFP Partners - I, Ltd., valued at $224,300.


         Item 4.           Purpose of Transaction.

                  The Reporting Person acquired and continues to hold the securities of the Issuer for investment.

                  Jeffrey T. Gill is presently a director and President and Chief Executive Officer of the Issuer and in these capacities has the ability to influence the Issuer's activities and pursue strategic opportunities available to the Issuer. In addition, individually or in his capacity as President and a director of the General Partner, depending on market conditions and other factors that he deems relevant to investment decisions, the Reporting Person may purchase, or may cause GFP, Ltd. to purchase, additional shares of the Issuer's common stock in the open market or in private transactions. Depending on these same factors, the Reporting Person may sell, or may cause GFP, Ltd. to sell all or a portion of the shares of the Issuer's common stock that the Reporting Person or GFP, Ltd. owns or hereafter may acquire on the open market or in private transactions.

                 Except as stated above, Jeffrey T. Gill does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

         Item 5.           Interest in Securities of the Issuer.

                  (a)      Aggregate Amount Beneficially
                           Owned by Each Reporting Person         6,008,006 <F1>

                  (b)      Sole Voting Power                      2,709,365
                           Shared Voting Power                    3,298,641 <F1>
                           Sole Dispositive Power                 2,709,365
                           Shared Dispositive Power               3,298,641 <F1>

<F1>     Includes  6,717  shares of the common  stock of the Issuer owned by the
         Reporting Person's wife and 17,258 shares of the common stock of the Issuer issuable upon exercise of an option owned by the Reporting Person's wife. Also includes 3,274,666 shares of the common stock of the Issuer owned by GFP, Ltd., a Kentucky limited partnership, of which the Reporting Person is a limited partner holding a .26552% ownership interest, of which the Reporting Person's wife is a limited partner holding a .26552%
         ownership interest, and of which trusts for the benefit of the Reporting Person's children, of which the Reporting Person is trustee, are limited partners holding an aggregate of .79656% ownership interest. Further, Jeffscottco, Inc., a Kentucky corporation (the "General Partner"), is the general partner of GFP, Ltd., with a .95974% ownership interest in GFP, Ltd. The Reporting Person is the President and Treasurer of the General Partner, is one of two directors of the General Partner, and is a 50% shareholder of the General Partner. On the basis of the Reporting Person's positions with the General Partner, and pursuant to certain provisions of the limited partnership agreement of GFP, Ltd. (the "Partnership Agreement"), the Reporting Person may be deemed to beneficially own shares of common stock of the Issuer that are attributable to the General Partner. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims beneficial ownership of such shares.

                  (c) Jeffrey T. Gill has not effected transactions in the Issuer's common stock during the past sixty days.

                  (d)      Not applicable.

                  (e)      Not applicable.


         Item 6.           Contracts, Arrangements, Understandings or Relation-

ships with Respect to Securities of the Issuer.

                  Except with respect to the Partnership Agreement, which is filed as Exhibit 99.1 to this Schedule 13D, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



         Item 7.           Material to be filed as Exhibits.

          Exhibit 99.1 Limited Partnership Agreement of GFP, Ltd., incorporated by reference to Exhibit 99.2 to the Schedule 13D of Jeffscottco, Inc. and GFP, Ltd., filed January 7, 1999 with respect to the Issuer.

                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ JEFFREY T. GILL
                                       Jeffrey T. Gill

                                       Date:   January 15, 1999